JCRA FINANCIAL LLC
FINANCIAL STATEMENT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2022

(IN U.S. DOLLARS)

JCRA FINANCIAL LLC
CONTENTS



YSL & Associates LLC

| Certified Public Accountants | Member of Parker Russell International |

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
JCRA Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JCRA Financial LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as JCRA Financial LLC's auditor since 2021.

New York, NY

February 23, 2023

JCRA FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022
(IN U.S. DOLLARS)

ASSETS

Cash	$	96,335
Total assets	$	96,335

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable to related parties	$	26,750
Total Liabilities		26,750
Member's equity		69,585
Total liabilities and member's equity	$	96,335

The accompanying notes are an integral part of these financial statements.

JCRA FINANCIAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022
(IN U.S. DOLLARS)

1. ORGANIZATION AND NATURE OF BUSINESS

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Chatham Financial Corp. ("Chatham" or the "Parent"), a privately-owned Pennsylvania corporation founded in 1991 with more than 600 employees worldwide. Chatham's headquarters is located in Kennett Square, Pennsylvania, with offices in Denver, London, Toronto, Singapore, Melbourne and Krakow. Chatham's primary business worldwide is providing clients with advisory services and technology solutions to manage interest rate, commodity and foreign currency risks inherent in the client's balance sheet and to assist its clients in arranging hedging positions to offset those risks. Chatham also provides clients technology solutions with respect to our services and delivers the technology to clients via web-based software as a service (or "SaaS") platform.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Basis
The Company uses the accrual basis of accounting for financial statements and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. However, the Company is subject to state and local taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition when the performance obligations have been satisfied.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Accounts Receivable

Accounts receivable are stated at the amount's management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. As of December 31, 2022, the Company had nothing recorded as an allowance for any potential non-collection.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company may have bank balances that exceed the FDIC insurance limit on interest bearing accounts. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. The Company does not believe that the concentration of credit risk of bank deposits represents a material risk of loss with respect to its financial condition as of December 31, 2022.

Foreign Currency Transactions

The Company's functional currency and its reporting currency is the United States dollar. Transactions denominated in any currency other than the functional currency are converted into United States dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of revenue and expense transactions. Monetary assets and liabilities are revalued into the reporting currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to accumulated other comprehensive Income (loss). Non-monetary assets and liabilities are recorded in the reporting currency using the historical exchange rate.

The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations on financial transactions denominated in a foreign currency. The transactions are translated into U.S. dollars on the Company's financial statements. Any unrealized gain or loss due to spot rate fluctuations in included in Accumulated Other Comprehensive Income (loss).

(IN U.S. DOLLARS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company’s operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $69,585 which was $64,585 in excess of the FINRA minimum net capital requirement of $5,000.

4. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings.

5. RELATED PARTY AND EXPENSE SHARING AGREEMENT

The Company and its affiliates may, from time to time, work collaboratively whereby the Parent or the Company provides pricing and consultancy support to its affiliates, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company or its affiliates reimburses the Parent or the Company as the case may be for these expenses.

In addition, the Company has a Shared Service Agreement with its affiliate, whereby the affiliate provides certain administrative and managerial services to the Company. The total administrative fee for 2022 was $30,000 plus $1,750 in various filing fees. The Parent is committed to continue to provide working capital to the Company, if and as needed, in the future. As of December 31, 2022, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $26,750.

(IN U.S. DOLLARS)

6. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

7. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

8. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2022, and the auditor's report date, when the financial statements were issued. All subsequent events requiring recognition as of the auditor's report date, February 21, 2023, have been incorporated into these financial statements herein.